EXHIBIT 95

Mine Safety Disclosures

This exhibit contains information concerning mine safety matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act about certain citations, orders and notices issued under the Federal Mine Safety and Health Act of 1977 (Mine Act) by the federal Mine Safety and Health Administration (MSHA) for our operations for the three months ended March 31, 2015.

THREE MONTHS ENDED MARCH 31, 2015

Mine or Operating Name /	Section 104 S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed	Legal Actions Initiated During Period	Legal Actions Resolved During Period	Legal Actions Pending as of Last Day of Period
MSHA Identification Number	(#)	(#)	(#)	(#)	(#)	($)	(#)	(#)	(#)

Mesabi Nugget Delaware, LLC	1	—	—	—	—	$—	—	—	49
21-03689
Mining Resources, LLC	2	—	—	—	—	$2,630	2	—	4
21-03775

Although Mesabi Nugget Delaware, LLC (Mesabi Nugget), an affiliate of Steel Dynamics, Inc., is not a mining operation, the MSHA claims jurisdiction over Mesabi Nugget’s operations regarding the production of iron nuggets via a production process that utilizes iron concentrate and coal as input raw materials. Similarly, Mining Resources, LLC (Mining Resources), an affiliate of Steel Dynamics, Inc., is not a mining operation; however MSHA claims jurisdiction over Mining Resources’ operations regarding the extraction of iron tailings from previously developed stockpiles or water-filled tailings basins, to be concentrated for use by Mesabi Nugget as a low-cost iron concentrate to the nugget production process.  Therefore, this disclosure relating to Mesabi Nugget and Mining Resources is being submitted by Steel Dynamics, Inc.

The MSHA citations and orders set forth in the table above are those that were issued by MSHA and received by Mesabi Nugget and Mining Resources during the three months ended March 31, 2015.  In addition, the table above sets forth the total dollar amount of assessments proposed by MSHA during the three months ended March 31, 2015. The dollar amount of MSHA assessments proposed does not include assessments on those citations or orders that were received by Mesabi Nugget or Mining Resources after March 31, 2015.

The information in the table above does not reflect any subsequent changes in the level of severity of a citation or order, or changes in the value of an assessment that occurred during the time period presented in the table above (or that may occur after the time period covered in the table above) as a result of proceedings conducted in accordance with MSHA rules. For purposes of legal actions disclosures in the table above, any citation contested in any form or manner with MSHA is considered a legal action for reporting purposes.

During the period covered by this report, no written notices were received from MSHA of a pattern, or the potential to have a pattern, of violations of mandatory health or safety standards that are of such a nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act, and there were no mining related fatalities.